August 9, 2024

Mike Ballardie
Chief Executive Officer
Connexa Sports Technologies Inc.
2709 N. Rolling Road, Suite 138
Windsor Mill, MD 21244

       Re: Connexa Sports Technologies Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed on July 29, 2024
           File No. 333-279744
Dear Mike Ballardie:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 6, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1
Cover Page

1. Provide a description of how cash will be transferred through your organization from
       YYEM to the Company, and disclose your intentions to distribute earnings or settle amounts owed under applicable agreements.
Summary, page 4

2. Provide a clear description of how cash will be transferred through your organization.
       Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the
 August 9, 2024
Page 2

       ability to settle amounts owed under applicable agreements. Risks Related to Ownership of Our Shares, page 8

3. We note your disclosure that the Chinese government could intervene or influence your operations. Please revise to state that the Chinese government could intervene or influence your operations at any time. Please make similar changes to your disclosure in Risk
       Factors on page 27.
       Please contact Sarah Sidwell at 202-551-4733 or Erin Purnell at 202-551-3454 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Steven Lipstein